"Exemption No. 82-1357"

Continental

Press Release

Management appointmen

Decision forthcoming on succ ...ental Automotive Systems:

Dr. Karl-Thomas Neumann (Volkswagen AG) to be proposed to the Supervisory Board

Hanover, July 28, 2004. The Chairman's Committee of the Supervisory Board of Continental AG will propose to the company's Supervisory Board that Dr. Karl-Thomas Neumann (43), current head of the Electrics and Electronics unit of the VW group of brands and responsible for group-wide electronic modules, be appointed to the Executive Board of Continental AG. Neumann is to take charge of the Continental Automotive Systems (CAS) division at the earliest possible date. With a workforce of just under 20,000, CAS reported sales of over EUR4.6bn in 2003. Neumann would then succeed Dr. Wolfgang Ziebart, who had asked the Supervisory Board to relieve him of his duties on the Executive Board. Ziebart leaves the company on August 31 to assume the position of CEO at Infineon AG.

With a doctor's degree in electrical engineering, Neumann joined Volkswagen AG, Wolfsburg, in 1999 after serving in Duisburg at the Fraunhofer Institute for Integrated Circuits and Systems (1989-1993), and at Motorola GmbH (1993-1999) in Munich and Austin/Texas. His superb electronics background, and especially the knowledge he has gained in the high-growth mechatronics segment, will be of significance for the challenge facing him at Continental Automotive Systems of bringing together the two fields of active and passive safety components.

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The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5bn. At present it has a worldwide workforce of nearly 72,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485, Fax: -1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278, Fax: -1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com